Filed by XO Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: Allegiance Telecom, Inc.
                                                   Commission File No. 000-24509


       XO Communications Commences Operation of Allegiance Telecom Assets

                    Company Announces Senior Management Team

RESTON, VA - April 14, 2004 - Moving one step closer to creating the nation's premier national local telecommunications services provider, XO Communications, Inc. (OTCBB: XOCM.OB) today announced that it has entered into an operating agreement that will allow the company to operate the assets of Allegiance Telecom, Inc. (OTCBB: ALGXQ.OB) that XO is acquiring until final closing of the acquisition. XO also announced today its new senior management team, including the creation of the new position of chief operating officer.

"We are moving very quickly to integrate the assets of Allegiance Telecom with XO, bringing together the best from both companies in terms of people, network facilities, technology and business processes," said Carl Grivner, chief executive officer of XO Communications. "With our new senior management team, we can move even faster to put into place what is one of the nation's largest facilities-based providers of national local telecommunications services to businesses."

The senior management team members reporting directly to Carl Grivner are:

o     Lee Weiner, Senior Vice President and General Counsel
o Bill Garrahan, Acting Chief Financial Officer and Senior Vice President of Business Development
o     Terri Burke, Vice President of Human Resources
o     Doug Sobieski, Vice President of Broadband Wireless Services
o Wayne Rehberger, Chief Operating Officer. Reporting to Mr. Rehberger are:
      o     Rob Geller, Chief Information Officer
      o     Tom Cady, Chief Marketing Officer
      o     Matt Harty, President of Commercial Sales
      o     Ernie Ortega, President of Carrier Sales
      o     Rob Westervelt, President of Indirect Sales
      o     Mark Faris, Senior Vice President of Network Operations

"As one of the nation's largest facilities-based local services competitors to the regional Bell operating companies, it is critical that we drive maximum efficiency from our operations while ensuring that our products are competitive and our organization is customer-solutions oriented," said Grivner. "Toward that end, we have created a new role of chief operating officer and named Wayne Rehberger to fill the position."

"As XO's chief financial officer for the past three years, Wayne has been involved in all aspects of our operations and has played an instrumental role in improving XO's operational and financial performance," added Grivner. "In this new position, he will play an even larger role in


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XO's transformation, and will be a driving force behind XO's laser like focus on bringing businesses more choices for their local, national and end-to-end telecommunications needs."

Matt Harty, previously regional vice president for the northeast region at Allegiance Telecom, will assume the role of president of Commercial Sales for the combined Allegiance-XO sales force. "By combining the best of the two companies' sales forces, XO has a tremendous opportunity to gain a greater share of the market for business customers," said Wayne Rehberger, Chief Operating Officer at XO Communications. "Matt Harty, who has done a superb job leading Allegiance's sales force in one the most competitive regions of the country, will join with Ernie Ortega and Rob Westervelt to lead XO's sales efforts as we move to compete even more aggressively with the regional Bell operating companies."

Tom Cady, who was previously president and CEO of SOTAS, will join the company as chief marketing officer. XO has also named Doug Sobieski, previously XO's vice president for the Pacific region, to lead the company's national roll out of its Fixed Broadband Wireless services, following successful trials completed in southern California earlier this year.

For additional background on the new senior management team, go to http://www.xo.com/about/executives.
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On February 13, 2004, XO Communications was selected as the winning bidder for
Allegiance Telecom, which had filed for financial restructuring under Chapter 11 of the U.S. Bankruptcy Code on May 14, 2003. Under the terms of the purchase agreement, XO agreed to purchase substantially all of the assets of Allegiance Telecom and its subsidiaries except for Allegiance's customer premises equipment sales and maintenance business, operated under the name of Shared Technologies, its dedicated dial up access services business operated under an agreement with Level 3 Communications, its shared hosting business, and certain other Allegiance assets and operations.

XO expects to complete its acquisition of Allegiance and obtain final state regulatory approvals during the second quarter of 2004.

About Allegiance Telecom

Allegiance Telecom is a facilities-based national local exchange carrier headquartered in Dallas, Texas. Allegiance Telecom is currently pursuing financial restructuring plans under Chapter 11 of the U.S. Bankruptcy Code, as previously announced on May 14, 2003. As a leader in competitive local service for medium and small businesses, Allegiance offers "One source for business telecomTM" - a complete package of telecommunications services, including local, long distance, international calling, high-speed data transmission and Internet services and a full suite of customer premise communications equipment and service offerings. Allegiance serves 36 major metropolitan areas in the U.S. with its single source provider approach.

About XO Communications

XO Communications is a leading broadband telecommunications services provider offering a complete portfolio of telecommunications services, including: local and long distance voice,


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


Internet access, Virtual Private Networking (VPN), Ethernet, Wavelength, Web Hosting and Integrated voice and data services.

XO has assembled an unrivaled set of facilities-based broadband networks and Tier One Internet peering relationships in the United States. XO currently offers facilities-based broadband telecommunications services within and between more than 70 markets throughout the United States.

                                       ###

The statements contained in this release that are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements include those describing XO's expected future business and network operations and results of operations, XO's ability to achieve projected synergies and revenue from the acquisition of Allegiance's assets in a timely manner or at all, XO's ability to increase sales, and XO's ability to continue to implement effective cost containment measures. Management cautions the reader that these forward-looking statements are only predictions and are subject to risks and uncertainties and actual results may differ materially from those indicated in the forward-looking statements as a result of a number of factors. These factors include, but are not limited to, those risks and uncertainties described from time to time in the reports filed by XO Communications, Inc. with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003 and its quarterly reports on Form 10-Q. This press release shall not constitute an offer of any securities for sale. The proposed transaction is included in the proposed plan of reorganization that has been submitted to Allegiance creditors for their consideration. Unless an applicable exemption from registration is available, XO Communications will file a registration statement with respect to the XO shares to be issued in the transaction. Creditors of Allegiance are urged to read the disclosure statement with respect to the plan, the prospectus included in any such registration statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of XO Communications can obtain more information about the proposed transaction by reviewing the Form 8-K filed by XO in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain without charge a copy of any prospectus, as well as other filings containing information about XO and Allegiance at the SEC's web site, www.sec.gov. Copies of any required prospectus would be available without charge by directing a request to XO Communications, Inc., Investor Relations, 11111 Sunset Hills Road, Reston, VA 20190.



For more information contact:
Chad Couser/XO Communications
703-547-2746
chad.couser@xo.com
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